UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.       )

3PAR INC.

(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY

RIO ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of classes of securities)

88580F 10 9

(CUSIP number of common stock)

Paul T. Porrini

Vice President, Deputy General Counsel & Assistant Secretary

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, California 94304

(650)  857-1501

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Ritenour	Christopher E. Austin
Vice President and Associate General Counsel	Benet J. O’Reilly
Hewlett-Packard Company	Cleary Gottlieb Steen & Hamilton LLP
3000 Hanover Street	One Liberty Plaza
Palo Alto, California 94304	New York, New York 10006
(650) 857-1501	(212) 225 2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY 3PAR COMMON STOCK HAS NOT YET COMMENCED AND WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. THOSE MATERIALS SHOULD BE READ CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, COPIES OF THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED DOCUMENTS WILL BE MADE AVAILABLE TO 3PAR STOCKHOLDERS AT NO EXPENSE TO THEM. IN ADDITION, THOSE MATERIALS WILL BE AVAILABLE AT NO CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

Conference Call Transcript

HP Proposes to Acquire 3PAR Webcast

EVENT DATE/TIME: AUG 23, 2010 / 01:00PM  GMT

CORPORATE PARTICIPANTS

Steve Fieler

Hewlett-Packard Company - VP of IR

Dave Donatelli

Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

CONFERENCE CALL PARTICIPANTS

Ben Reitzes

Barclays Capital - Analyst

Aaron Rakers

Stifel Nicolaus - Analyst

Katy Huberty

Morgan Stanley - Analyst

Tony Sacconaghi

Sanford Bernstein - Analyst

Keith Bachman

Bank of Montreal - Analyst

Amit Daryanani

RBC Capital - Analyst

Bill Fearnley

Janney Montgomery Scott - Analyst

Shannon Cross

Cross Research - Analyst

Richard Gardner

Citigroup - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Hewlett-Packard conference call. My name is Michael and I will be your conference moderator for today’s call. At this time all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of the conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Steve Fieler, Vice President of Investor Relations. Please proceed.

Steve Fieler  - Hewlett-Packard Company - VP of IR

Thank you and good morning. Welcome to our conference call to discuss this morning’s announcement relating to HP’s proposal to acquire 3PAR. Joining me is Dave Donatelli, Executive Vice President and General Manager of HP’s Enterprise Servers, Storage and Networking Business. After I give you a brief overview of the terms of the deal Dave will discuss the strategic benefits of the transaction. We will then conduct a brief Q&A session.

This call is being webcast; a replay of the webcast will be available shortly after the call. Some information provided during this call may include forward-looking statements that are based on certain assumptions and are subject to a number of risks and uncertainties and actual future results may vary materially. Please refer to the risks described in HP’s SEC reports including our most recent Form 10-Q.

This presentation does not represent an offer to buy or the solicitation of an offer to sell any securities. HP’s tender offer for 3PAR common stock has not yet commenced. At the time that the tender offer is commenced HP will file an offer to purchase — and related materials with the SEC. Those materials, which will be available on the SEC’s website, should be read carefully because they will contain important information including the terms and conditions of the offer.

By now you have all seen our press release and letter to 3PAR proposing to acquire 3PAR for $24 per share in cash for an enterprise value of $1.6 billion. Our proposal clearly qualifies as a superior proposal to the Company’s existing $18 per share agreement with Dell and we are very excited at the prospect of adding 3PAR and its highly scalable storage systems to our existing storage portfolio.

HP delivered its letter in a definitive merger agreement to 3PAR earlier this morning and we stand ready to enter into that agreement immediately following 3PAR’s termination of the Dell merger agreement. Importantly, our all-cash proposal is not subject to any financing contingency and has the full support of our Board of Directors.

In order to consummate this transaction expeditiously we are prepared to commence a cash tender offer which will be conditioned upon 3PAR’s Board approving our transaction and would reflect our higher price. We expect the transaction to close by the end of the calendar year. I’ll now turn the call over to Dave.

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

Good morning and thank you for joining us today. For a year now HP’s Enterprise Servers, Storage and Networking Business has been driving a single strategy called Converged Infrastructure. Converged Infrastructure brings together formally disparate technologies in servers, storage and networking into a unified solution that significantly reduces complexity in the data center and enables our customers to focus on innovating for their business instead of managing silos of technology.

We have seen incredible customer enthusiasm and market momentum around converged infrastructure as evidenced by our earnings announced last week. We reported that our ESS business grew 19% year over year. This is proof that our customers have embraced Converged Infrastructure and the value that it’s bringing to their IT environments. Today we announced our plan to further accelerate this strategy with our intent to acquire 3PAR.

HP has an unmatched portfolio of intellectual property across storage, servers and networking solutions. 3PAR enables us to expand our storage offerings for enterprise class public and private cloud computing environments which is a key growth area for HP. 3PAR will further expand our strategic footprint in storage and diversify our offerings. HP and 3PAR’s products are truly complementary.

Now in addition to this outstanding technology fit it is important to note that HP has a unique ability to bring 3PAR storage solutions to the marketplace. Our sales and services teams have both the storage expertise and the global reach to drive growth for 3PAR’s products. Our reach is something others simply can’t match. We have the ability to sell these products through our channel partners, our direct sales force and our enterprise services division.

Our Converged Infrastructure strategy today provides our customers with a broad array of solutions to meet their IT needs. The addition of 3PAR will serve to strengthen our product portfolio and accelerate our ability to provide the next generation of innovative data center and service provider solutions.

Now as you know, HP has a solid track record of integrating and executing acquisitions as well as delivering organic growth. In terms of acquisitions 3Com, acquired in April of 2010, is performing above plan. Similarly, LeftHand Networks acquired in 2008, now known as our StorageWorks P4000 Series, delivered triple digit year-over-year revenue growth this past quarter. The P4000 is a unique storage solution that takes the complexity out of delivering shared virtualized storage.

Now in terms of organic driven growth, the year-over-year revenue increase in our ProCurve networking business was 42% last quarter, and we just launched HP StoreOnce, our storage data de-duplication solution, which was built organically based on innovation from our HP labs. Data de-duplication is one of the fastest growing markets in storage today. HP StoreOnce is unique in that it’s the only solution in the marketplace that can support client-side, in-line and primary storage de-duplication with a single architecture. It also delivers increased performance and a better price performance ratio than competitive offerings.

HP’s ESS and networking organizations have introduced a record number of new products in 2010 all developed internally, including our ProLiant G-6 and G-7 servers and blades which offer industry-leading performance, memory footprint and I/O scalability. These new servers deliver a payback in as little as 30 days. Our industry-standard server business grew 31% year over year in the quarter just reported.

Announced in April the next-generation Superdome 2 high-end server for UNIX environments pioneered a new common server design that unifies server architecture from x86 to mission-critical systems.

Our 10Gb Virtual Connect solution eliminates network sprawl with a single device that connects servers to any fibre channel, Ethernet and iSCSI network. Last quarter revenue growth in this business was greater than 60% year over year.

HP’s BladeSystem Matrix is the industry’s first converged infrastructure management solution that enables non-disruptive provisioning of servers, storage, networking and applications from a single pane of glass.

These and other products have been the foundation of our high growth performance in ESS and networking, underscoring the fundamental strength of our strategy, our focused execution and our strong competitive position. We are showing strong operating results and we expect 3PAR to add to our momentum.

Moreover, we have done our work on this deal and know this company well. We have the highest respect for the management team and skilled employees, and 3PAR’s culture of innovation closing mirrors ours. We intend to invest in the Company’s technology, helping it to bring new capabilities to market at an even faster pace. We are confident in our ability to seamlessly execute and integrate this acquisition as we’ve done many times before with other companies.

We believe this combination will accelerate HP’s ability to deliver on our Converged Infrastructure strategy and increase value for our customers and shareholders. We are uniquely positioned to make this deal work and look forward to consummating this transaction quickly. Now with that I’d like to ask the operator to open up the line for your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Ben Reitzes, Barclays Capital.

Ben Reitzes  - Barclays Capital - Analyst

Hey, Dave. Can you talk about what 3PAR would do to your a little more to your high-end offerings? I mean what this would do to your relationship with Hitachi and your overall high-end go to market? Then my second question just is, how determined are you to get this thing? I mean, if Dell comes back, etc., how are you going to deal with that scenario if other bidders come back?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

Hey, Ben. Here’s what I’ll say. We view, as you heard me say, that you want to look at this deal in the total framework of what we’re doing in the business. So Converged Infrastructure is our entire technology strategy; this fits into Converged Infrastructure by offering products not only just at the high end but also targeted at service providers which, as you know, is a pretty nice growth market that’s available in the marketplace today.

I think if you look at any storage business, and this would include ours, there’s always some degree of product overlap. That’s been expected, that’s been around for years. I actually view that as a positive because what it makes sure is that you have a seamless offering and you don’t have any competitive gaps.

So again, I would look at this as a nice incremental offering. In terms of our offer, we think we have a superior offer here and we look forward to the response.

Steve Fieler  - Hewlett-Packard Company - VP of IR

Okay, next question, please.

Ben Reitzes  - Barclays Capital - Analyst

Thanks.

Operator

Aaron Rakers, Stifel Nicolaus.

Aaron Rakers  - Stifel Nicolaus - Analyst

Yes, I want to follow up on Ben’s question a little bit. I believe in the past Dave, and I believe maybe even Cathie as well, when asked about the high-end storage market it was really brought up that it was really not a growth market in HP’s eyes. So I’m trying to understand what changed here relative to a couple months ago in terms of the high-end strategy and also in that, is it fair to say that HP was not given an initial look here at 3PAR and therefore this is why we’re seeing this counteroffer?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

I’ll start with your second part first. This has been part of an ongoing M&A process for us. As you know, we run a pretty disciplined process and we’ve been looking at this asset for a period of time. I think in terms of this product, it plays beyond just the high-end market — so I understand your first two questions are focused solely on the high-end. This plays in the mid-tier and the high end and again also plays in incremental spaces, as I mentioned before, particularly in service provider and cloud-based storage.

Steve Fieler  - Hewlett-Packard Company - VP of IR

Okay, thanks. Next question, please.

Operator

Katy Huberty, Morgan Stanley.

Katy Huberty  - Morgan Stanley - Analyst

Yes, thanks, good morning. I know there are a lot of moving parts as it relates to a bidding war, but at the current price and under your current assumptions around revenue and cost synergies when would this deal potentially become accretive? And then I have a quick follow-up?

Steve Fieler  - Hewlett-Packard Company - VP of IR

Yes, I think as we said, we would expect this deal to close in calendar year 2010. And, Katy, we have not updated any fiscal fourth-quarter guidance that we gave on the last week’s call. As relates to any future quarters, we’ll be giving statement level guidance at our Street analyst meeting in a month here. But certainly given the deal size and our earnings power, we don’t expect really any dilution that would be material really to 3PAR for FY 2011 GAAP or non-GAAP.

Katy Huberty  - Morgan Stanley - Analyst

Okay. And then obviously there are a ton of investment opportunities; storage has been a clear focus for the Company over the past year. But at eight times next year’s PE on HP shares, why isn’t that the best investment out there right now? And did the work on this deal limit the Board from considering a bigger share buyback that might come once the resolution on this deal happens?

Steve Fieler  - Hewlett-Packard Company - VP of IR

So, yes, we also talked about this last Thursday. We have a strong balance sheet and cash flow generation; this deal does not at all preclude us from being active in buying back our shares. I think as we stated last week, we’ve got $4.9 billion remaining in authorized share repurchase. We thought our share price was attractive in Q3; clearly our price is lower than that today and we would expect to continue to be active buyers in the marketplace.

Katy Huberty  - Morgan Stanley - Analyst

Okay, thank you.

Operator

Tony Sacconaghi, Sanford Bernstein.

Tony Sacconaghi  - Sanford Bernstein - Analyst

Yes, thank you and good morning. Dave, I guess one reaction from investors is that this deal feels highly reactionary. So, 3PAR has been trading at under $10 a share for a year; as you’ve talked about, you’ve had this convert strategy for a year. I guess the question was why wasn’t this deal done earlier given that it seems to fit so well strategically? Did Mark Hurd not like this deal? And what, I guess, has changed over the last week and a half that really precipitated this, especially in light of the fact that LeftHand, from a scale-out perspective, is doing so well?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

Yes, I started working in the storage business here at the start of this calendar year and during that time we’ve done a lot to the storage business. One, we brought in a lot of outside executive management talent which we think is critical to growing the business. We’ve also spent a lot of money in terms of organic development, as you saw with StoreOnce. And as I mentioned previously, we’ve been working on this deal for some time as well and it’s been part of an active M&A process for us for some time. So, I view this as a very methodical approach to the marketplace in growing our offerings.

Tony Sacconaghi  - Sanford Bernstein - Analyst

Can you — I just have one follow-up, or maybe two more follow-ups. First, given that you’ve been working on this deal for a while, was this deal brought to the Board prior to its being brought over the last few days? And second, Steve, you talked about the financial impact, will there not be a non-GAAP impact in 2011 — excuse me, a GAAP impact?

Steve Fieler  - Hewlett-Packard Company - VP of IR

Yes, so I’ll address that last one, Tony. As we look again, we’ll be talking FY 2011 guidance at our Street analyst meeting where all — impact of this or anything else will be factored into our FY 2011 guidance. And certainly from a materiality perspective, given our earnings power we do not expect any significant or material impact to FY 2011 GAAP or non-GAAP related to this.

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

In terms of your first question, all I’ll say is we’ve been working on this deal prior to the public announcement you saw.

Steve Fieler  - Hewlett-Packard Company - VP of IR

Okay, thanks. Let’s move to the next question, please.

Operator

Keith Bachman, Bank of Montreal.

Keith Bachman  - Bank of Montreal - Analyst

Yes, I have two as well. Dave, on the thought process surrounding the acquisition, HP has said over the last year, including since the beginning of the year, that it wanted to go after storage and try to commoditize the storage offerings. And 3PAR is a proprietary offering really targeted at the high end, although you indicated it was going to come down to the mid-range.

So, how is this deal consistent with the thought of commoditizing storage, which iSCSI — or the LeftHand acquisition was more of a software acquisition that in fact achieved that end? So I’m still confused on how this strategy of acquiring 3PAR is consistent with what HP said in the last year. And then I have a follow-up, please.

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

Okay, sure, let’s start. I mean, if you look at what we’ve been saying for the last year, what we’ve been saying for the last year is converged infrastructure. So that’s our strategy and, again, that strategy plays across servers, networks and storage. In addition to that, one of the great advantages we have at HP that you’ve heard us talk about for some time is both our scale in terms of go to market and our scale in terms of supply chain.

So as we take on these assets we’re able to plug them into a global selling machine that they haven’t had before and you saw that similar with our 3Com networking deal, the success we’ve seen with that. And we can also then scale the business — make great advantage in terms of the business cost by leveraging the scale of our supply chain. So I think this is entirely consistent with that.

In addition, we’re determined to play across the entire enterprise marketplace and we feel this product enables us to expand our reach into that market. And anytime we have growth opportunities like that we’ll pursue them.

Keith Bachman  - Bank of Montreal - Analyst

All right, well perhaps I’ll go to my follow-up then. How are you measuring — to say that this deal is not impactful, I get — take that. But when you’re spending six times sales, I’m just trying to understand how you might measure where the line is, so to speak, relative to what’s a fair valuation for this asset. Because measuring on your cash income rate isn’t necessarily I don’t think the appropriate benchmark. So, how should investors think about how HP in response to the current situation, vis-a-vis Dell, how are you measuring what’s a fair value?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

Well, I think what we see — again, I won’t go into — other than saying we have a superior offer out there today. What I will tell you is we have a very strong internal business case around this asset. We believe that this is an opportunity for us again to grow revenue and grow it at a very nice margin, which drives that business case. And then what I’d add to it is we think we’re uniquely positioned and have built up a great track record of executing transactions of this nature.

As we’ve already mentioned, if you look at 3Com, which was our networking acquisition we did in this same space, just since closing that in April we have over 300 proof-of-concepts already underway. And I think it’s a great analogy for this transaction in that if you find a good technology, what a lot of these smaller independent companies have a problem of is that customers want to buy from fewer larger companies that they trust and that have global support for them.

So again, looking at 3Com for a moment, very quickly after its acquisition we were able to get them into huge large accounts globally and that’s by taking our scale and marrying that with our technology. From my perspective the 3PAR transaction is very similar. This is a company that has good technology but does not have the ability to bring it to market. We can bring it to market directly, we can bring it through our channel partners, we can bring it through our services group. And that gives us the ability to scale this asset quite rapidly.

Keith Bachman  - Bank of Montreal - Analyst

Thank you.

Operator

Amit Daryanani, RBC Capital.

Amit Daryanani  - RBC Capital - Analyst

Thanks. Good morning, guys. So it makes a lot of sense I guess buying 3PAR given the scale of architecture you get. Do you think it enables you to really push your converged architecture into cloud services, probably more specifically in a more aggressive way, along with the blade servers and EDS offerings? And how do you really see yourself along with 3PAR stack up with other enterprise system providers in the cloud market?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

What I’d say today is even without 3PAR; today I think we have the best offering in enterprise period. And I don’t say that just for the sake of saying that; I have a bunch of proof points around that. As you heard me say earlier on the call, we have refreshed our entire server product line-up from top to bottom; we are the industry leader in servers, we have the brand-new G-7 rack, mount and blade system servers out there today.

On the networking side, you saw the growth that we’re experiencing in networking, not only organic through ProCurve but what we’ve done with 3Com since its acquisition. So we believe that this asset is additive to our already very, very successful go to market and our very rich and deep IP portfolio. And it’s only going to make us more attractive to those customers in the marketplace and only enhance our competitive position in the marketplace.

Amit Daryanani  - RBC Capital - Analyst

If I can just follow up — I may have missed this, but did you talk about the Hitachi (inaudible) relationship? How much contribution do you get and how does that shake out if you do end up acquiring 3PAR?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

Well, we would expect that relationship to continue. And as I mentioned before at the beginning is there’s going to be overlap in storage solutions, that’s been happening since the last 20 years in storage. So to some degree that’s always out there, but I don’t have any concerns about that.

Amit Daryanani  - RBC Capital - Analyst

Thanks a lot.

Operator

Bill Fearnley, Janney Montgomery Scott.

Bill Fearnley  - Janney Montgomery Scott - Analyst

Yes, Dave. A quick question — you said — and then a quick follow. You say you’ve done the work on this deal, did that include prior discussions with the 3PAR management or 3PAR Board before the Dell deal was announced?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

We have done due diligence on this deal prior to anything you’ve seen announced publicly.

Bill Fearnley  - Janney Montgomery Scott - Analyst

Okay. And then just a quick follow-up. How will the 3PAR senior management team fit into TSG? Will 3PAR be folded into the existing storage group or will you try to run it as an independent company?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

I won’t go that far to speculate exactly how we’d run it. But I will say this — is that this is a company that’s focused on R&D, they’re located in our neighborhood, they’re very close to where our corporate headquarters are. As I mentioned, we have had multiple meetings with their senior management and we feel they’re an excellent fit for us. So I feel quite good about a very quick way to integrate and grow this business.

Bill Fearnley  - Janney Montgomery Scott - Analyst

And then one quick one if I could slide one more in. Are you going to be trying to bring this stuff to the VARs more than 3PAR has in the past? Because our research suggests most of their sales are direct.

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

Well, again, what’s great about as, and that was kind of the point I mentioned earlier, is that we have multiple channels to market. We obviously have our large partner network, we have our direct sales that specialize just in storage and we obviously have our services as well. So, we have many markets — many channels to market with this technology that are not available to a smaller company or even to other larger companies.

Steve Fieler  - Hewlett-Packard Company - VP of IR

Okay, Operator, we’ll take two more questions.

Operator

Shannon Cross, Cross Research.

Shannon Cross  - Cross Research - Analyst

Thank you, I just have a couple of questions. The first is can you talk about customer overlap and sort of a sales strategy that, again it’s early, but that you sort of foresee for this? And then I had a follow-up.

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

Well, if you mean customer overlap between 3PAR and Hewlett-Packard, I mean we have a $20 billion ESS business, so we’re pretty much selling to everybody. What I view this is very complementary to our offerings is I’ll mention just a reference back to 3Com, just as complementary as that was; it enables us to quickly ramp the business. And your second question was?

Shannon Cross  - Cross Research - Analyst

My second question is just in the letter that Shane wrote today that was posted; it said we propose to increase our offer. So I was just curious — it appears that you already had an outstanding offer to 3PAR. And if that’s the case I was just curious as to why you think they had taken Dell’s prior and if this is just sort of a number or money issue and therefore a higher bid from HP will likely prevail?

Steve Fieler  - Hewlett-Packard Company - VP of IR

I think as Dave described earlier, our offer at $24 a share here is a superior offer, we believe, and we look forward to Dell’s response and 3PAR’s response on it.

Shannon Cross  - Cross Research - Analyst

But you’re not going to tell us whether or not you actually had an offer to them before, I guess?

Steve Fieler  - Hewlett-Packard Company - VP of IR

Yes, there was another offer on the table, that’s right, that was in the letter.

Shannon Cross  - Cross Research - Analyst

Okay, great. Thanks.

Operator

Richard Gardner, Citi.

Richard Gardner  - Citigroup - Analyst

Okay, well thank you for taking the question. Dave, there have been a couple of questions in this regard on the call so far. But I was just hoping that you could — you talked about how you think 3PAR plays in the mid-range as well.

Could you just give us your thoughts on how you think the relative growth rates shake out between your current EVA solution and what 3PAR has to offer and how 3PAR might encroach on sales of your traditional EVA over time? And I know this is obviously a revenue synergy deal rather than a cost deal, but are there R&D savings associated with the deal or is it a situation where it’s purely a revenue synergy situation?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

Yes, I would not think of this deal as a cost-saving synergy at all. This is all about growing the business incrementally. I think also if you look, where 3PAR has optimized their product, it is in the mid-tier and high-end, not just the high-end. And they’re classically focused on what I term the emerging server provider and cloud marketplace.

So they have a lot of technology around, not to get too technical, but around things like multi-tenancy which enables shared storage, they have great tiering technology, things like that, that will enable us to go into markets that we are not participating in today. So again, I view this as getting us into markets where today we’re not selling our product so that’s why you keep hearing us say the word incremental.

Richard Gardner  - Citigroup - Analyst

If I could ask a quick follow-up to Keith’s question. Would you be willing to give us a sense of what your hurdle rate typically is for these types of acquisitions?

Dave Donatelli  - Hewlett-Packard Company - EVP & Gen. Mgr., Enterprise Servers, Storage & Networking, Enterprise Business

No, we don’t really disclose that internal information.

Richard Gardner  - Citigroup - Analyst

Okay. Well, thank you.

Steve Fieler  - Hewlett-Packard Company - VP of IR

Okay, great. Everyone, thank you for participating in the call today.

Operator

Ladies and gentlemen, this concludes our call for today. Thank you.